

September 20, 2016

Mail Stop 4631

<u>Via E-mail</u>
Mr. Bruce E. Gross
Vice President and Chief Financial Officer
Lennar Corporation
700 Northwest 107th Avenue
Miami, Florida 33172

      Re: Lennar Corporation
            Form 10-K for Fiscal Year Ended November 30, 2015
            Filed January 22, 2016
            File No. 1-11749

Dear Mr. Gross:

We have reviewed your response and have the following additional comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended November 30, 2015

Rialto-Investments in Unconsolidated Entities, page 58

1. We note the response in your letter dated April 13, 2016, that you intend on expanding disclosures in your critical accounting estimates section if the Carried Interest Plan becomes material. Please confirm that you will expand your disclosures if award issuances or modifications represent a known trend that is reasonably likely to occur and that a material effect on your financial statements is reasonably likely. We note the level of complexity and subjectivity involved in the accounting and classification of these units. Specifically, we note there are various factors that may indicate that the awards have characteristics of a bonus or profit sharing arrangement, including: a lack of voting rights, a lack of any initial investment and transfer restrictions related to the awards. However, you attributed significant weight to the units being subject to vesting, and once vested the employee retains the residual interest in the units which is tied to the

underlying net assets of the respective Carried Interest Entity. Please note that we may have further comment about your accounting should these awards become material in the future.

You may contact Ameen Hamady, Staff Accountant, at (202) 551-3891, or in his absence, me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O' Brien
Accounting Branch Chief
Office of Manufacturing and
Construction